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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Novamerican Steel Inc.

(Name of Issuer)

Common Shares, without nominal or par value

(Title of Class of Securities)

23077R100

(CUSIP Number)

Corrado De Gasperis

Chief Executive Officer

Symmetry Holdings Inc.

28 W. 44th Street

16th Floor

New York, New York 10036

(646) 429-1505

Copies to:

Gerald D. Shepherd, Esq.

Davies Ward Phillips & Vineberg LLP

625 Madison Avenue, 12th Floor

New York, New York 10022

(212) 588-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23077R100
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Symmetry Holdings Inc.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ---------------	(b) ---------------
3.		SEC Use Only
4.	Source of Funds (See Instructions)	OO; BK; AF (see Item 3)
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	7,050,659*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	7,050,659*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	7,050,659*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	67.5%**
14.		Type of Reporting Person (See Instructions)	CO; HC

* Beneficial ownership of 7,050,659 common shares referred to in Row (8) and Row (10) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 7,050,659 common shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 10,450,000 common shares issued and outstanding as of June 20, 2007 as reported in the Arrangement Agreement described in Item 4 hereof.

CUSIP No. 23077R100
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 632422 N.B. Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) --------------	(b) ---------------
3.		SEC Use Only
4.	Source of Funds (See Instructions)	OO; BK; AF (see Item 3)
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	New Brunswick
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	7,050,659*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	7,050,659*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	7,050,659*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	67.5**%
14.		Type of Reporting Person (See Instructions)	CO

* Beneficial ownership of the 7,050,659 common shares referred to in Row (8) and Row (10) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 10,450,000 common shares issued and outstanding as of June 20, 2007 as reported in the Arrangement Agreement described in Item 4 hereof.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, without nominal or par value (the "Common Shares"), of Novamerican Steel Inc., a corporation incorporated under the laws of Canada (the "Issuer"). The principal executive offices of the Issuer are located at 6001 Irwin Street, Lasalle, Québec, Canada H8N 1A1.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by Symmetry Holdings Inc., a corporation incorporated under the laws of the State of Delaware ("Symmetry"), and 632422 N.B. Ltd., a corporation incorporated under the laws of the Province of New Brunswick and a wholly-owned indirect subsidiary of Symmetry ("Acquisitionco", and together with Symmetry, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

Symmetry was incorporated in the State of Delaware on April 26, 2006 as a development stage company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more operating businesses.

Acquisitionco was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than incident to its formation and such transactions.

The address of the principal business and office of each of the Reporting Persons is 28 W. 44th Street, Floor 16, New York, New York 10036.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule I hereto (the "Schedule I Persons").

During the last five years, none of the Reporting Persons, or, to the Reporting Persons' knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons estimate that the total amount of cash required for the acquisition of the Common Shares pursuant to the Arrangement Agreement (as defined in Item 4 of this Statement) and the related transaction fees and expenses will be approximately $600.0 million. Symmetry has agreed to fund or arrange for the funding of Acquisitionco in an amount sufficient to satisfy such cash requirement by way of equity investment in Acquisitionco and loans to Acquisitionco. Such funding requirements will be provided by:

(a)

The trust which holds cash raised by Symmetry in its initial public offering in March 2007, up to approximately $140 million, less the sum of the amount of such trust account paid to stockholders of Symmetry who vote against the Arrangement (as defined in Item 4 of this Statement) and elect to convert their shares into a pro rata share of the trust account and the amount held as deferred underwriting discounts;

(b)

Symmetry’s Chairman and certain other existing stockholders of Symmetry, who have agreed to purchase in a private placement 1,875,000 units of Symmetry for $15 million, or $8.00 per unit, at the time of closing of the Arrangement (each unit will consist of one share of common stock of Symmetry and one warrant of Symmetry, and each warrant entitles the holder to purchase one share of common stock at a price of $5.50 and is exercisable on the later to occur of the consummation of the Arrangement or March 7, 2008 until the expiration four years from the issue date or earlier upon redemption); and

(c)

JPMorgan Chase Bank, N.A. (“JPMCB”) and J.P. Morgan Securities, Inc. (“JPMorgan”), which have committed, pursuant to a commitment letter, dated June 21, 2007 (the "Commitment Letter"), to provide financing of $500 million (which may be reduced by an amount by which the amount of the Symmetry trust account exceeds certain specified amounts), consisting of a $175 million senior secured asset-based credit facility (the “ABL Facility”), of which a maximum of $71.2 million may be used to fund the acquisition of the Common Shares pursuant to the Arrangement and related transaction costs, a $325 million senior secured facility (“Bridge Facility”) and an intra-day closing day facility.

Symmetry currently intends to complete a capital markets transaction whereby an aggregate of up to $325,000,000 of debt securities (“Senior Notes”) would be issued to finance acquisition of the Common Shares pursuant to the Arrangement. To the extent that such Senior Notes are not issued prior to the consummation of the Arrangement, then Symmetry will draw under the Bridge Facility. JPMorgan’s and JPMCB’s commitment to provide the Bridge Facility is reduced by the principal amount of Senior Notes issued on or prior to the consummation of the Arrangement. To the extent the Senior Notes are issued subsequent to the consummation of the Arrangement, the aggregate proceeds received by Symmetry from such issuance will be used to refinance the Bridge Facility.

The Commitment Letter provides for the ABL Facility to be a five-year facility, with a borrowing base at any time equal to: (a) the sum of (i) up to 90% of eligible accounts receivable and (ii) the lesser of (A) up to 70% of the eligible inventory and (B) up to 85% of then net orderly liquidation value of inventory, in each case,of the Reporting Persons and their respective subsidiaries and subject to certain eligibility reserves; minus (b) the sum of (i) a customary availability block and (ii) usual and customary reserves. The borrowing base will be determined separately for the US subsidiaries and for the Canadian subsidiaries.

U.S. dollar borrowings under the ABL Facility will bear interest at LIBOR, or U.S. base rate, plus an applicable margin, depending upon the excess availability under the ABL Facility. Initially, the applicable margins will be LIBOR plus 1.50% or U.S. base rate plus 0.50%. The U.S. base rate is the higher of (i) the prime rate announced by JPMCB or (ii) the federal funds effective rate plus 0.50%. In the case of Canadian dollar-denominated loans, the interest rate will be the Canadian prime rate plus the applicable margin for base rate loans. For Canadian dollar-denominated banker acceptances (or banker acceptance equivalent loans), the discount rate for the period selected by the borrower plus stamping fees will be equal to the margin for LIBOR based rates. Prior to the first anniversary of the consummation of the Arrangement, the loans under the Bridge Facility will bear interest at LIBOR plus 4.50%, plus a spread that increases after each three-month period, subject to a cap of 11.50%. The Commitment Letter provides for the loans under the Bridge Facility to mature on the first anniversary of the consummation of the Arrangement, but each lender in respect of any loan under the Bridge Facility outstanding at the consummation of the Arrangement will have the option to exchange its loans for senior notes issued under an indenture that complies with the U.S. Trust Indenture Act of 1940, as amended. The maturity of any such loans not so exchanged will automatically be extended to the eighth anniversary of the consummation of the Arrangement. The Bridge Facility is subject to mandatory redemption with the proceeds from certain asset sales, the issuance of debt securities and the issuance of equity, and subject to repurchase or repayment at the option of the holder upon a change in control. The Bridge Facility may be optionally repaid at any time.

The ABL Facility will be secured by (a) perfected first priority security interests in substantially all the cash, deposit accounts, accounts receivable and inventory of Symmetry and each subsidiary guarantor (the “ABL Collateral”) and (b) perfected second priority security interests in substantially all of the remaining assets of Symmetry and its subsidiaries, subject to certain limitations with respect to non-U.S. subsidiaries (the “Bridge Loan Collateral”). The Bridge Facility will have a perfected first priority security interest in the Bridge Loan Collateral and will have a perfected second priority security interest in the ABL Collateral, subject in each case to certain limitations.

The debt financing described above will contain representations, warranties and covenants which will restrict, among other things, Symmetry's ability to sell assets, incur more indebtedness, pay dividends on Symmetry's common stock, make certain investments or business acquisitions, repurchase or redeem Symmetry's stock, engage in business mergers or consolidations, and engage in certain transactions with affiliated parties. The ABL Facility will also contain a requirement for Symmetry to maintain a minimum ratio of EBITDA to fixed charges when availability under the ABL Facility is less than $20 million.

The initial funding of such debt financing is subject to conditions usual in commercial lending transactions of this kind, including (a) the consummation of the Arrangement, (b) completion, execution and delivery of satisfactory definitive documentation, (c) receipt by

JPMCB of the results of field examinations and inventory appraisals (prepared by a third party appraisal firm) reasonably satisfactory to JPMCB, (d) receipt of a solvency opinion, (e) absence of a material adverse change, and (f) perfection of security interests. The funding facilities contemplated by the Commitment Letter are subject to the payment of customary fees for credit facilities of this kind.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, which is filed as Exhibit 2 hereto, and is incorporated herein by reference.

As more fully described in Item 4 hereof, D. Bryan Jones and Scott B. Jones (each a "Shareholder" and, collectively, the "Shareholders"), who together are the record and/or beneficial owners of 7,050,659 Common Shares, have entered into the Lock-Up Agreement with the Reporting Persons described in Item 4 below. The transactions contemplated by the Lock-Up Agreement (which is the reason the Reporting Persons may be deemed to be beneficial owners of such Common Shares) are not expected to require the expenditure of any funds.

The Shareholders entered into the Lock-Up Agreement to induce the Reporting Persons to enter into the Arrangement Agreement described in Item 4 below.

Item 4.	Purpose of Transaction

On June 21, 2007, the Reporting Persons entered into an Arrangement Agreement (the "Arrangement Agreement") with the Issuer. Subject to the terms and conditions set forth in the Arrangement Agreement, Acquisitionco has agreed to acquire all of the issued and outstanding Common Shares for a price per share of U.S.$56.00 in cash (or $585.2 million in cash in the aggregate). Pursuant to the Arrangement Agreement, the Issuer will pay, at the closing of the transaction, a special dividend to the Issuer's shareholders on a pro rata basis equal to the lesser of (i) the amount by which the cash held by the Issuer at closing exceeds $80 million and (ii) the amount by which the sum of cash and inventory held by the Issuer at closing exceeds U.S.$225 million. Payment of the special dividend is contingent on, among other things, the Issuer having more than $80 million of cash and $135 million in inventory at closing. The Arrangement Agreement contemplates that the acquisition will be effected pursuant to a court-approved statutory plan of arrangement under Section 192 of the Canada Business Corporations Act (the "Arrangement").

After receipt of all required regulatory approvals, shareholder approvals and the satisfaction of other closing conditions set forth in the Arrangement Agreement and the consummation of all of the transactions contemplated by the Arrangement Agreement, Symmetry will own the entire equity interest in the Issuer and the Issuer will be a wholly-owned indirect subsidiary of Symmetry.

Simultaneously with the execution and delivery of the Arrangement Agreement, Symmetry and Acquisitionco entered into a Lock-Up Agreement (the "Lock-Up Agreement") with the Shareholders. The Lock-Up Agreement sets forth, among other things: (a) the agreement of the Reporting Persons to abide by and perform their respective obligations under the Arrangement Agreement, the Lock-Up Agreement and certain other covenants with respect to the Arrangement; and (b) the agreement of the Shareholders, subject to the terms and conditions of the Lock-Up Agreement, to vote, or cause to be voted, all of the Lock-Up Shares (as defined below) in favor of the Arrangement or in support of an alternative transaction proposed by Acquisitionco.

Pursuant to the Lock-Up Agreement, each Shareholder has irrevocably agreed to, among other things, vote, or cause to be voted, in favor of the approval of the Arrangement the Common Shares beneficially owned or controlled by such Shareholder as of June 21, 2007 and any Common Shares subsequently acquired by such Shareholder upon the conversion, exchange or exercise of any securities of the Issuer convertible into or exchangeable or exercisable for Common Shares or otherwise (collectively, the "Lock-Up Shares"). Each Shareholder also agreed to support the completion of any alternative transaction proposed by Acquisitionco and not take any actions to impede, delay or compromise any such alternative transaction.

Each Shareholder covenanted pursuant to the Lock-Up Agreement that it would: (a) not solicit, assist, initiate, encourage or otherwise facilitate a potential proposal from any person other than the Reporting Persons relating to the assets of, or any equity interest in, the Issuer or other similar transaction or business combination (an "Acquisition Proposal"); (b) immediately cease any existing discussions or negotiations that it may have been having with any parties, other than the Reporting Persons, with respect to any potential Acquisition Proposal; (c) promptly notify the Reporting Persons of every communication received by the Shareholders in connection with any potential bona fide Acquisition Proposal; (d) not option, sell, assign, transfer, dispose of, hypothecate, alienate, grant a security interest in, encumber in any way, tender to any offer or otherwise convey any Lock-Up Shares or any right or interest therein or enter into any agreement to do any of the foregoing except with respect to the Arrangement; (e) not grant or agree to grant any proxy or other right to vote its Lock-Up Shares; (f) not take any other action of any kind that may in any way adversely affect, by delay or otherwise, the likelihood of success of the Arrangement; (g) not tender or vote its Lock-Up Shares in favor of any Acquisition Proposal; (h) use commercially reasonable efforts to assist the Reporting Persons to successfully complete the Arrangement; and (i) during the period commencing on June 21, 2007 and ending 36 months after the consummation of the Arrangement, not directly or indirectly acquire or agree to acquire or make any offer or proposal to acquire any securities of Symmetry or any property deriving its value in whole or in part from securities of Symmetry. None of the foregoing covenants restrict any Shareholder who is a director or officer of the Issuer from discharging his fiduciary obligations.

The Lock-Up Agreement may be terminated: (a) by mutual consent of the parties to the Lock-Up Agreement; (b) by the Shareholders in the event that (i) either Symmetry or Acquisitionco is in material default of its obligations to perform its obligations under the Arrangement Agreement or (ii) there is material non-compliance or breach of representation or warranty by the Reporting Persons; or (c) by any of the parties to the Lock-Up Agreement, provided that such terminating party has not breached any of its covenants, agreements or obligations under the Lock-Up Agreement or made any misrepresentation in the Lock-Up Agreement, in the event that (i) at the meeting of Symmetry's stockholders held in connection with the proposed transaction (A) the acquisition of the Issuer by Symmetry has not been approved by a majority of the outstanding shares of common stock voted by the holders thereof or (B) Symmetry's stockholders owning more than 29.99999% of the outstanding Symmetry shares issued under its initial public offering both vote against the approval of the acquisition of the Issuer by Symmetry and exercise their conversion rights attaching to shares of Symmetry, or (ii) the consummation of the Arrangement does not occur on or before November 20, 2007 (the "Outside Date"), provided that Symmetry or the Shareholders may extend the Outside Date to December 31, 2007 in certain circumstances and Symmetry can extend the Outside Date to January 31, 2008 in certain circumstances.

Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time: acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the Schedule I Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). To the Reporting Persons' knowledge, any of the Schedule I Persons may make the same evaluation and reserve the same rights.

The foregoing summaries of the Arrangement Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a) and (b)

As of June 21, 2007, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Symmetry and Acquisitionco may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own) 7,050,659 Common Shares, representing approximately 67.5% of the outstanding Common Shares as of June 20, 2007 as reported in the Arrangement Agreement. The beneficial ownership of the 7,050,659 Common Shares referred to above that are subject to the Lock-Up Agreement is expressly disclaimed by each of the Reporting Persons.

(c)

Except as set forth in this Item 5, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares.

(d)

None of the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the Schedule I Persons, has the right to receive dividends from, or the proceeds from the sale of, Common Shares referred to in this Item 5.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As reported in Item 4 of this Schedule 13D, each of the Reporting Persons is party to the Arrangement Agreement and the Lock-Up Agreement. Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Name
10.1	Commitment Letter, dated June 21, 2007, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc. and Symmetry Holdings Inc.
10.2	Arrangement Agreement, dated June 21, 2007, between Symmetry Holdings Inc., 632422 N.B. Ltd. and Novamerican Steel, Inc.
10.3	Lock-Up Agreement, dated June 21, 2007, among Symmetry Holdings Inc., 632422 N.B. Ltd., D. Bryan Jones and Scott B. Jones.
99.1	Joint Filing Agreement, dated July 2, 2007, between Symmetry Holdings Inc. and 632422 N.B. Ltd. relating to the filing of a joint statement on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2007

SYMMETRY HOLDINGS INC.

By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2007

632422 N.B. LTD.

By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis
Title: President

EXHIBIT INDEX

Exhibit No.	Exhibit Name
10.1	Commitment Letter, dated June 21, 2007, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc. and Symmetry Holdings Inc.
10.2	Arrangement Agreement, dated June 21, 2007, between Symmetry Holdings Inc., 632422 N.B. Ltd. and Novamerican Steel, Inc.
10.3	Lock-Up Agreement, dated June 21, 2007, among Symmetry Holdings Inc., 632422 N.B. Ltd., D. Bryan Jones and Scott B. Jones.
99.1	Joint Filing Agreement, dated July 2, 2007, between Symmetry Holdings Inc. and 632422 N.B. Ltd. relating to the filing of a joint statement on Schedule 13D.

Schedule I

Directors and Executive Officers of Symmetry Holdings, Inc.

The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address of each of the directors and executive officers of Symmetry.

(i)	Gilbert E. Playford
(ii)	Chairman of the Board, Symmetry
(iii)	Canada
(iv)	Chairman, Chief Executive Officer and President, GBS Gold
(v)	28 W. 44th Street, 16th Floor, New York, New York 10036

(i)	Corrado De Gasperis
(ii)	Chief Executive Officer and Director, Symmetry
(iii)	United States
(iv)	Chief Executive Officer and Director, Symmetry
(v)	28 W. 44th Street, 16th Floor, New York, New York 10036

(i)	Domenico Lepore
(ii)	President and Director, Symmetry
(iii)	Italy
(iv)	President and Director, Symmetry
(v)	28 W. 44th Street, 16th Floor, New York, New York 10036

(i)	M. Ridgway Barker
(ii)	Director, Symmetry
(iii)	United States
(iv)	Partner and Chair of the Corporate Finance and Securities Practice Group, Kelley Drye & Warren LLP

(v)	400 Atlantic Street, Stamford, Ct 06901

(i)	Scott C. Mason
(ii)	Director, Symmetry
(iii)	United States
(iv)	Group vice President and President of Alternate Channels and Operations Planning, Nalco
(v)	231 South Monroe, Hinsdale, Illinois 60522

(i)	Robert W. Ramage, Jr.
(ii)	Director, Symmetry
(iii)	United States
(iv)	President, Port Westward LNG, LLC
(v)	127 Buttercup Lane, Huntington, New York 11743

(i)	Donald C. Bailey
(ii)	Special Advisor, Symmetry
(iii)	United Kingdom
(iv)	Chairman, Lion Ore
(v)	28 W. 44th Street, 16th Floor, New York, New York 10036

Directors and Executive Officers of 632422 N.B. Ltd.

The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address of each of the directors and executive officers of Acquisitionco.

(i)	Corrado DeGasperis
(ii)	President and Director, Acquisitionco
(iii)	United States
(iv)	Chief Executive Officer and Director, Symmetry
(v)	28 W. 44th Street, 16th Floor, New York, New York 10036

(i)	Karen G. Narwold
(ii)	Secretary and Director, Acquisitionco
(iii)	United States
(iv)	Legal Consultant, General Counsel, Symmetry
(v)	28 W. 44th Street, 16th Floor, New York, New York 10036

(i)	James Guddy
(ii)	Director, Acquisitionco
(iii)	United States
(iv)	Business Consultant, Director of Mergers and Acquisitions, Symmetry

(v)       28 W. 44th Street, 16th Floor, New York, New York 10036